SECURITIES AND EXCHANGE COMMISSION

[Release No. IC- 31907]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

November 20, 2015

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of November 2015. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on December 15, 2015, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Address: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

BlackRock MuniYield Michigan Quality Fund II, Inc. [File No. 811-06501]

<u>Summary</u>: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant transferred its assets to BlackRock MuniYield Michigan Quality Fund, Inc., and effective September 14, 2015, made distributions to its shareholders based on net asset value. Expenses of approximately $331,358 incurred in connection with the reorganization were paid by Applicant and Applicant's investment adviser.

<u>Filing Dates</u>: The application was filed on November 16, 2015.

<u>Applicant's Address</u>: 100 Bellevue Parkway, Wilmington, Delaware 19809.

Asian Small Companies Portfolio [File No. 811-07529]

<u>Summary</u>: Applicant seeks an order declaring that it has ceased to be an investment company. On January 27, 2015 and January 28, 2015, applicant made liquidating distributions to its shareholders, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

<u>Filing Dates</u>: The application was filed on November 6, 2015, and amended on November 18, 2015.

<u>Applicant's Address</u>: Two International Place, Boston, MA 02110

Parametric Market Neutral Portfolio [File No. 811-22597]

<u>Summary</u>: Applicant seeks an order declaring that it has ceased to be an investment company. On September 19, 2014, applicant made a liquidating distribution to its shareholders, based on net asset value. Applicant incurred no expenses in connection with the liquidation.

<u>Filing Dates</u>: The application was filed on November 6, 2015, and amended on November 18, 2015.

<u>Applicant's Address</u>: Two International Place, Boston, MA 02110

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Robert W. Errett
Deputy Secretary